PTS, Inc.

3355 Spring Mountain Road

Suite 66

Las Vegas, Nevada 89102

Tel: (702) 217-3888 Fax: (702) 565-6888

Email: psc3388@yahoo.com

June 30, 2005

SEC

Washington D.C. 20549

Michele Gohlke

Branch Chief

Re: PTS, Inc.

       Form 10-KSB for Year Ended December 31, 2004

       Comment responses

Dear Ms. Gohlke,

The following are the comment responses.

Comment 1

Future filing will be revised to disclose the following revenue recognition policy:

Revenue Recognition:

The Company currently generates revenue from the sale and fulfillment of orders for plastic stored value cards.  Revenue from sale of cards is recognized upon delivery and acceptance of the cards by the customer.  In certain instances, the Company receives partial payment from customers at the time of placement of an order for physical cards. These amounts are carried as sales deposits until such time as the physical cards are produced and then delivered and accepted by the customer. Revenue from the monthly fees and transactions fees on the outstanding cards are recognized monthly as earned.

Sales are recognized on the gross basis, since the company bears the risk of loss on the purchase and sale of cards. The company has not experienced any returns on its sales and does not believe that an allowance for returns is appropriate at this time. There is no post shipment obligations related to the sales of the cards.

Comment 2

The company did not allocate any of the purchase prices to intangible assets since it had no marketing-related, customer-related or contract-based intangible assets. The company had one supplier which it will use to manufacture the cards on a non-contractual basis. The company had no customer lists, contracts or customer relationships. It had one potential customer which had provided a deposit as of the date of acquisition. The sale was not finalized until 2005, and was not subject to contractual-legal criteria. Also, the company acquired no research and development assets that would be required to be expensed.

Global Links Card Services ("GLCS") had assembled an impressive management team, business plan and associated marketing data.  In the opinion of PTS, Inc. Management, GLCS provided an opportunity to enter the prepaid debit card market with minimal risk, and high profit potential.

Comment 3

The 8K covering the acquisition of GLCS was filed on June 10, 2005, with the related audited financial statements.

The company will file an amended 8K covering the acquisition of The Glove Box, Inc. (GBI). This 8K will disclose that financial statements for GBI are not required, since it was not the purchase of a business. It is the company’s belief that the acquisition of GBI does not constitute the purchase of a business, since GBI has not recorded any revenue, has not engaged in any substantial operations since 2003 and had less than $300 as its only asset. All prior expenditures had been written off as research and development, and the company had taken over the R&D in early 2004. Total expenditures in 2004 were $2,602, of which $2,050 was paid for taxes and GBI had no facilities or employees.

Comment 4

The company did not grant any stock options in 2003 or 2004. The table at the bottom of the page describes stock option activity related to option that were outstanding prior to 2003. The activities described in the previous paragraphs consist of stock awards, not options. Future filings will be revised to clarify the instruments issued in 2003 and 2004.

Comment 5

During 2003 and 2004 the company granted stock awards to employees, with a purchase price of 85% of market value, and also granted shares for services performed. Future filings will be revised to provide the following disclosures:

During 2004, the Company granted stock awards to employees for an aggregate of 302,770,000 shares of common stock. The awards had a weighted average fair value of $0.004 per share. The Company has recorded compensation expense of $170,424 related to these awards. The Company also granted 29,032,000 shares, with a weighted average fair value of $0.006, to consultants and has recorded a compensation cost of $177,000 related to these grants.

During 2003, the Company granted stock awards to employees for an aggregate of 66,000 shares of common stock. The awards had a weighted average fair value of $4.66 per share. The Company has recorded compensation expense of $45,712 related to these awards. The Company also granted 3,580 shares, with a weighted average fair value of $4.37, to consultants and has recorded a compensation cost of $15,660 related to these grants.

Comment 6

The difference of 72,000,000 shares results from shares issued by the transfer agent as of 12/31/04 pursuant to stock awards that were purchased by the employees in 2005. There have been no repurchases of common stock by the company.

Comment 7

The 2005 settlement resulted from sale of Flexicisor units that occurred in 2004 and the income from those transactions is therefore recoded in 2004. Final settlements as to the terms of payment were made in 2005.

Comment 8.

Will revise future filings to include the certification in the form currently set forth in Item 601(b)(31) of Regulation S-B.

The Company acknowledging that:

The company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any more questions please do not hesitate in contacting me. My direct number is 702-217-3888 and the new fax number is 702-565-6888

Sincerely,

/s/ Peter Chin

Peter Chin

CEO